UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of March 30, 2022

Commission File Number 001-39124

Centogene N.V.

(Translation of registrant’s name into English)

Am Strande 7

18055 Rostock

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..⌧.. Form 40-F.◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Centogene N.V.

On March 30, 2022, Centogene N.V. (the “Company”) issued a press release reporting its financial results for the fourth quarter of 2021 and full year ended December 31, 2021. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the U.S. Securities Act of 1933, as amended, or the Exchange Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTOGENE N.V.

Date: March 30, 2022

	By:	/s/ Rene Just
		Name:	Rene Just
		Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	Press Release dated March 30, 2022